
SEC MAIL
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AUG 27 2010
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10031747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67439

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Boogie Investment Group, Inc.

(No. and Street)

47 W. New Haven Ave - Suite 200 Melbourne Florida 32901

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 404-303-8840

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab & Company PA

(Name – *if individual, state last, first, middle name*)

100E Sybelia Avenue Suite 130 Maitland Florida 32751

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/1

AB 9/1

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boogie Investment Group, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



BENGIE MAR S DIAMOS
MY COMMISSION EXPIRES
NOTARY
PUBLIC
FEBRUARY 15, 2014
FORSYTH COUNTY, GEORGIA

Notary Public

Signature

Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOOGIE INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS

JUNE 30, 2010

BOOGIE INVESTMENT GROUP, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2010

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Boogie Investment Group, Inc.
Melbourne, Florida

We have audited the accompanying statements of financial condition of Boogie Investment Group, Inc. as of June 30, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boogie Investment Group, Inc. as of June 30, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 8 and10 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act or 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
August 20, 2010

BOOGIE INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2010

ASSETS

Assets:		
Cash and cash equivalents	$	2,492
Commissions receivable		34,715
Furniture and equipment, net of accumulated depreciation of $1,718		2,108
Other assets		548
	$	39,863

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	12,771
Commissions payable		28,054
Deferred tax liability		187
		41,012
Stockholders' equity:		
Common stock, $1.00 par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		7,373
Retained earnings (deficit)		(8,622)
		(1,149)
	$	39,863

The accompanying notes are an integral part of these financial statements.

BOOGIE INVESTMENT GROUP, INC.

STATEMENT OF OPERATIONS
For the Year Ended June 30, 2010

Revenues:	
Commissions and fees	$ 522,285
Other income	58,690
Total revenues	580,975
Expenses:	
Insurance	51,468
Commission expense	452,471
Compensation and employee benefit	30,663
Occupancy	17,452
Professional fees	46,613
Licenses and registration	7,576
Telephone and communications	2,208
Other operating expenses	27,457
Total expenses	635,908
Net income (loss) before provision for income taxes	$ (54,933)
(Provision) benefit for income taxes	20,700
Net income (loss)	$ (34,233)

The accompanying notes are an integral part of these financial statements.

BOOGIE INVESTMENT GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2010

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, June 30, 2009	100	$ 100	$ 7,373	$ 25,611	$ 33,084
Net income (loss)				(34,233)	(34,233)
Balances, June 30, 2010	100	$ 100	$ 7,373	$ (8,622)	$ (1,149)

The accompanying notes are an integral part of these financial statements

BOOGIE INVESTMENT GROUP, INC.

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2010

Cash flows from operating activities:	
Net income (loss)	$ (34,233)
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	586
(Increase) decrease in:	
Commissions receivable	72,580
Other assets	167
Increase (decrease) in:	
Accounts payable and accrued expenses	10,655
Commissions payable	(28,778)
Deferred tax liability	(20,700)
Net cash used in operating activities	277
Cash flows from investing activities	-
Net cash used in investing activities	-
Net decrease in cash and cash equivalents	277
Cash and cash equivalents at beginning of period	2,215
Cash and cash equivalents at end of period	$ 2,492

The accompanying notes are an integral part of these financial statements.

BOOGIE INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2010

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Boogie Investment Group, Inc. ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in December 2005.

The Company conducts several types of businesses: mutual fund retailer, broker-dealer selling variable life insurance or annuities, oil and gas interests, tax shelters or limited partnerships in primary distributions and private placement securities.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At June 30, 2010, the Company had no uninsured cash balances.

Revenue and Cost Recognition

Securities transactions, and related revenue and expenses, are recorded in accordance with each private placement memorandum, selling agreement or prospectus of particular investment vehicles. Revenue is recorded upon remittance of client funds to investment sponsor and expenses are recorded as incurred.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is valued at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, generally five to seven years for office equipment and furnishings. Expenditures for maintenance, repairs and minor renewals are expenses as incurred. Major renewals and betterments with useful lives of greater than one year and $1,000 are capitalized.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740 "Income Taxes," which requires accounting for deferred income taxes under the asset and liability method. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

BOOGIE INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2010

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to stockholder's equity as of July 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files it income tax returns using the cash method of accounting.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At June 30, 2010, the Company did not meet the minimum net capital and aggregate indebtedness requirements. The Company had deficient net capital in the amount of $8,805. (See Note 9, Subsequent Events).

Note 3 – Related Party

The Company is related through common ownership to Deighan Financial Advisors, Inc. ("DFA"), and Daniel Patrick Deighan, LLC ("DPD"). All transactions handled by the Company are initiated through DFA, for which the Company pays 80% of commissions it receives to Daniel P. Deighan, a licensed person, through a written registered representative agreement.

The Company reimburses DFA for the allocation of certain costs. These costs are associated with bookkeeping and marketing workshop expenses. These costs totaled $29,571 for the year ended June 30, 2010.

Note 3 – Related Party (Continued)

The Company leases the office space from DPD, LLC which owns the land and building occupied by the Company. On January 1, 2008, the Company entered into a lease agreement for one year, with additional annual renewal options for two additional one year periods. The lease was renewed for one year on January 1, 2010. Rent expense for the year ended June 30, 2010 was $17,452.

During the year ended June 30, 2010, the Company paid management fee expenses of approximately $15,000 to Daniel P. Deighan, a licensed person, under a written management agreement dated August 23, 2007.

Note 4 – Income Taxes

Income tax benefit consists of the following for the year ended June 30, 2010:

Current:	
Federal	$ -
State	-
Deferred:	
Federal	18,700
State	2,000
	$ 20,700

The Company's deferred tax liability is comprised of the following at June 30, 2010:

Current deferred tax liability:	
Accrual to cash method	$ 187

At June 30, 2010, the Company had approximately $25,000 of net operating losses ("NOL") carry-forwards for federal and state income purposes. These losses are available for future years and expire through June 30, 2029. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

Note 6 –Contingencies and Commitments

The Company leases office space from a related party (see Note 3). The annual lease commenced on January 1, 2008 and has two one year renewal options.

Note 6 –Contingencies and Commitments (Continued)

For the year ended June 30, 2010, the Company derived all of its commissions from the activities of related parties, Daniel P. Deighan, a licensed person, and Deighan Financial Advisors, Inc. (see Note 3).

The Company has been named as a defendant in a lawsuit brought by one of it's customers. The case is currently pending in state court in Brevard County, Florida. The action arises out of a dispute stemming form losses sustained by the customer in relation to his investment in a private offering of preferred stock. The alleged damages which are unspecified, but exceed $15,000 are for losses due to the Company's allegedly unsuitable investment recommendations. The case is in the early stages and the jurisdiction is still being determined. The Company intends to vigorously defend the claim and believes it has several valid defenses.

Note 7 – Retirement Plan

The Company provides a SIMPLE IRA Plan which allows employees who meet certain service requirements to elect to make tax deferred contributions from salary. The Company does not make contributions to the plan.

Note 8 – Concentrations

1. Revenues.

Approximately 61% of the commission revenues earned by the Company in the year ended June 30, 2010 were from three investment sponsors. The corresponding outstanding accounts receivable from these three investment sponsors were approximately 46% of total accounts receivable at June 30, 2010.

Note 9 – Subsequent Events

Subsequent to year end the Company was named as a respondent in an arbitration before FINRA Dispute Resolution by one of it's customers. The case arises out of a dispute stemming from losses sustained in relation to her investment in a private offering of preferred stock. The alleged damages are approximately $390,000. The case is in the early stages and the Company believes it has valid defenses to the claims and intends to vigorously defend the claim.

BOOGIE INVESTMENT GROUP, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2010

Computation of basic net capital requirements:		
Total stockholder's equity qualified for net capital	$	(1,149)
Deductions:		
Non-allowable assets		
CRD - daily account		548
Property and equipment, net		2,108
Total non-allowable assets		2,656
Net capital before haircuts and securities positions		(3,805)
Haircuts:		
Securities positions		-
		-
Net capital		(3,805)
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($41,012)		
Minimum dollar net capital for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)	$	5,000
Net capital deficiency	$	(8,805)
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2010)		
Net capital, as reported in Company's Part IIA Focus Report	$	988
Adjustments:		
Deferred tax liability	$	(187)
Depreciation expense		587
Liability accruals		(4,606)
Non-allowable asset classification, depreciation expense		(587)
Net capital, per June 30, 2010 audited report, as filed	$	(3,805)

BOOGIE INVESTMENT GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a OF THE SECURITIES AND EXCHANGE COMMISSIONS
AS OF JUNE 30, 2010

Total aggregate indebtedness:	
Accrued expenses	$ 12,771
Commissions payable	28,054
Deferred tax liability	187
Aggregate indebtedness	$ 41,012
Ratio of aggregate indebtedness to net capital	-

BOOGIE INVESTMENT GROUP, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c-3 AS OF JUNE 30, 2009

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (i) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING EXEMPTION
FROM SEC RULE 15C3-3**

Board of Directors
Boogie Investment Group, Inc.
Melbourne, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Boogie Investment Group, Inc. (the "Company") as of and for the year ended June 30, 2010 in accordance with auditing standards generally accepted in the United States of America, We considered the Company's internal control over financial reporting ("including control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more the inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
August 20, 2010

Ohab and Company, P.A.

100 E. Sybelia Ave. Ste. 130
Maitland, FL 32751

Certified Public Accountants
E-Mail: ohabco@earthlink.net

Phone 407-740-7311
Fax 407-740-6441

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Directors
Boogie Investment Group, Inc.
47 W New Haven Avenue
Melbourne, FL 32901

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2010, which were agreed to by Boogie Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Boogie Investment Group Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Boogie Investment Group, Inc.'s management is responsible for the Boogie Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2010, with the amounts reported in Form SIPC-7T for the year ended June 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting there were no adjustments, noting no differences; and

5. Compared the amount of any payment due to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

August 20, 2010

BOOGIE INVESTMENT GROUP, INC.

TRANSITIONAL ASSETSSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7T
June 30, 2010

General assessment per Form SIPC-7T, including interest	150
Amount due with Form SIPC-7T	$ 150